FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021
Commission File Number: 001-35025

PERFORMANCE SHIPPING INC.
(Translation of registrant's name into English)
373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated July 30, 2021 of Performance Shipping Inc. (the “Company”) announcing the Company's financial results for the second quarter and six months ended June 30, 2021.

The information contained in this Report on Form 6-K, excluding the included quote by Mr. Andreas Michalopoulos, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-197740), filed with the U.S. Securities and Exchange Commission (the "SEC") with an effective date of August 13, 2014, and the Company's registration statement on Form F-3 (File No. 333-237637), filed with the SEC with an effective date of April 23, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE SHIPPING INC.
(registrant)

Dated: July 30, 2021	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Executive Officer

Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: + 30-216-600-2400
Email: amichalopoulos@pshipping.com Website: www.pshipping.com

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE SECOND QUARTER AND SIX-MONTHS ENDED JUNE 30, 2021

ATHENS, GREECE, July 30, 2021 – Performance Shipping Inc. (NASDAQ: PSHG) (the “Company”), a global shipping company specializing in the ownership of tanker vessels, today reported a net loss and net loss from continuing and discontinued operations attributable to common stockholders of $2.6 million for the second quarter of 2021, compared to net income and net income from continuing and discontinued operations attributable to common stockholders of $4.6 million for the same period in 2020.  Loss per share, basic and diluted, for the second quarter of 2021 was $0.53, while earnings per share, basic and diluted, for the second quarter of 2020 was $0.94.
Voyage and time charter revenues from continuing and discontinued operations were $9.1 million ($4.0 million net of voyage expenses) for the second quarter of 2021, compared to $16.0 million ($11.8 million net of voyage expenses) for the same period in 2020. This decrease was mainly attributable to the decreased time-charter equivalent rates (TCE rates) achieved during the quarter as a result of the depressed market conditions. Fleetwide, the average time charter equivalent rate for the second quarter of 2021 was $9,728, compared with an average rate of $26,092 for the same period of 2020. During the second quarter of 2021, net cash used in operating activities of continuing and discontinued operations was $0.2 million, compared with net cash provided by operating activities of continuing and discontinued operations of $2.9 million for the second quarter of 2020.
Net loss from continuing and discontinued operations for the six-month period ended June 30, 2021 amounted to $5.5 million, compared to net income from continuing and discontinued operations of $5.9 million for the six-month period ended June 30, 2020. Net loss from continuing and discontinued operations attributable to common stockholders for the six-month period ended June 30, 2021 amounted to $5.5 million, and resulted in a loss per share, basic and diluted, of $1.10.  Net income from continuing and discontinued operations attributable to common stockholders for the six-month period ended June 30, 2020 amounted to $7.4 million, including a one-time gain of $1.5 million derived from the repurchase of the Series C preferred shares, and resulted in earnings per common share, basic and diluted, of $1.55 and $1.51, respectively.
As of June 30, 2021, the Company’s number of shares issued and outstanding was 5,082,726.
During the second quarter of 2021 the Company became a signatory of BIMCO’s Gulf of Guinea Declaration to address the piracy issues in the Gulf of Guinea, one of the many ESG initiatives taken by the Company this year.
Commenting on the results of the second quarter of 2021, Mr. Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:
“Spot charter rates during the second quarter of 2021 continued to remain at historically low levels as a result of marginal increases in crude oil and refined petroleum products production. Therefore, in accordance with our dividend policy, we will not declare a dividend for our Q2 2021 results from operations. We continue to expect weak spot charter rates to gradually recover as early as the fourth quarter of 2021, depending on developments pertaining to the COVID-19 pandemic. During the second quarter of 2021, we completed the special survey and ballast water treatment system installation on our M/T Briolette. We will take advantage of the weak market to complete similar work on our M/T P. Fos during the 3rd quarter, and M/T Blue Moon during the 4th quarter, following the completion of the existing time charter with Saudi Aramco.”

Tanker Market Update for the Second Quarter 2021:
•	Tanker fleet supply was 651.4 million dwt, up 0.6% from 647.6 million dwt from the previous quarter, and up 2.7% from Q2 2020 levels of 634.3 million dwt.
•	Tanker demand in billion tonne-miles is projected to increase by 3.8% in 2021, partially recovering from the lows experienced in 2020.
•	However, tanker demand is still projected to remain circa 4.0% below 2019 levels.
•	Tanker fleet supply in deadweight terms is estimated to grow by a moderate 1.7% in 2021.
•	Crude tanker fleet utilization was estimated at 80.0%, slightly up from 78.0% from the previous quarter and down from Q2 2020 levels of 88.0%.
•	Newbuilding tanker contracting of 4.8 million dwt in the second quarter resulted in the tanker orderbook remaining close to record low levels and representing 8.0% of the tanker fleet.
•	Daily spot charter rates for Aframax tankers averaged $7,648, down 27.3% from the previous quarter average of $10,527 and down 76.6% from the Q2 2020 average of $32,624.
•	The value of a 10-year-old Aframax tanker ended the second quarter at $26.0 million, up 10.6% from the previous quarter assessed value of $23.5 million, and at the same levels seen in Q2 2020.
•
The number of tankers occupied with floating storage (excluding dedicated storage) was 149 (23.0 million dwt), down 16.3% from 178 (28.6 million dwt) from the previous quarter and down 10.2% from Q2 2020 levels of 166 (29.2 million dwt).

•	Global oil consumption was 96.7 million bpd, up 2.4% from the previous quarter level of 94.5 million bpd, and up 14.0% from Q2 2020 levels of 84.8 million bpd.
•	Global oil production was 93.4 million bpd, up 1.3% from the previous quarter level of 92.2 million bpd and down 3.0% from Q2 2020 levels of 96.3 million bpd.
•	OECD commercial inventories were 2,863.9 million barrels, down 1.8% from the previous quarter level of 2,915.0 million barrels, and down 10.5% from Q2 2020 levels of 3,201.2 million barrels.
Novel Coronavirus Risks:
On March 11, 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines, travel restrictions, and other emergency public health measures in an effort to contain the outbreak. Such measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets, which has reduced the global demand for oil and oil products, which the Company’s vessels transport. Despite the global gradual recovery from COVID-19, the Company continues to take proactive measures to ensure the health and wellness of its crew and onshore employees while maintaining effective business continuity and uninterrupted service to its customers. The overall impact of COVID-19 on the Company’s business, and the efficacy of any measures the Company takes in response to the challenges presented by the COVID-19 pandemic, will depend on how the outbreak further develops, the duration and extent of the restrictive measures that are associated with the pandemic and their impact on global economy and trade, which is still uncertain.

Summary of Selected Financial & Other Data (Continuing and Discontinued Operations1 )
	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
STATEMENT OF OPERATIONS DATA (in thousands of US Dollars):
Voyage and time charter revenues	$9,116	$16,031	$17,513	$29,535
Voyage expenses	5,079	4,159	10,016	8,467
Vessel operating expenses	2,901	3,224	5,779	6,320
Net income / (loss)	(2,646)	4,641	(5,500)	5,936
Net income / (loss) attributable to common stockholders	(2,646)	4,641	(5,500)	7,436
Earnings / (Loss) per common share, basic	(0.53)	0.94	(1.10)	1.55
Earnings / (Loss) per common share, diluted	(0.53)	0.94	(1.10)	1.51
FLEET DATA
Average number of vessels	5.0	5.0	5.0	4.9
Number of vessels	5.0	5.0	5.0	5.0
Ownership days	455	455	905	885
Available days	415	455	865	885
Operating days, including ballast leg (2)	332	428	705	801
Fleet utilization, including ballast leg	80.0%	94.1%	81.5%	90.5%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (3)	$9,728	$26,092	$8,667	$23,806
Daily vessel operating expenses (4)	$6,376	$7,086	$6,386	$7,141

____________
(1)	Discontinued Operations refer to our container vessels segment that we disposed of in 2020.

(2)
Operating days, including ballast leg, are the number of available days in a period less the aggregate number of days that our vessels are off-hire. The specific calculation does not count as off-hire the days of the ballast leg of the spot voyages, as long as a charter party is in place. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(3)
Time charter equivalent rates, or TCE rates, are defined as our voyage and time charter revenues, less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., voyage (spot) charters, time charters and bareboat charters).

(4)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees, environmental costs, lay-up expenses and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Fleet Employment Profile (As of July 30, 2021)
Performance Shipping Inc.’s fleet is employed as follows:

	Vessel	Year of Built	Capacity	Builder	Gross Rate (USD Per Day)	Com [1]	Charterers	Delivery Date to Charterers	Redelivery Date to Owners [2]

	Aframax Tanker Vessels
1	BLUE MOON	2011	104,623 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	$28,000	5.00%	Aramco Trading Company, Saudi Arabia	19-Jun-20	19-Nov-21 - 18-Jan-22
2	BRIOLETTE	2011	104,588 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Spot	-	-	-	- - -
3	P. FOS	2007	115,577 DWT	Sasebo Heavy Industries Co. Ltd	Spot	-	-	-	- - -
4	P. KIKUMA	2007	115,915 DWT	Samsung Heavy Industries Co Ltd.	Spot	-	-	-	- - -
5	P. YANBU	2011	105,391 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Pool	-	-	-	- - -
(1) Total commission paid to third parties.
(2) Range of redelivery dates, with the actual date of redelivery being at the Charterers’ option, but subject to the terms, conditions, and exceptions of the particular charterparty.

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of Aframax tankers. The Company's current fleet is employed on spot voyages, time charters, and through pool arrangements.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending," and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand for our vessels, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, dry-docking and insurance costs, our future operating or financial results, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including the ongoing outbreak of the novel coronavirus (COVID-19) and its impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions or events, including “trade wars”, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Disclaimer

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

(See financial tables attached)

PERFORMANCE SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except for share and per share data
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUING AND DISCONTINUED OPERATIONS)

	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020
REVENUES:
Voyage and time charter revenues	$9,116	$16,031	$17,513	$29,535

EXPENSES:
Voyage expenses	5,079	4,159	10,016	8,467
Vessel operating expenses	2,901	3,224	5,779	6,320
Depreciation and amortization of deferred charges	1,836	1,578	3,653	2,679
Management fees	-	79	-	271
General and administrative expenses	1,506	1,794	3,009	4,406
Impairment losses	-	-	-	339
Loss on vessels' sale	-	27	-	27
Provision for credit losses	(27)	45	(20)	131
Foreign currency (gains) / losses	18	(15)	68	7
Operating income / (loss)	$(2,197)	$5,140	$(4,992)	$6,888

OTHER INCOME / (EXPENSES):
Interest and finance costs	(454)	(510)	(921)	(1,037)
Interest income	5	11	13	85
Other revenues	-	-	400	-
Total other expenses, net	$(449)	$(499)	$(508)	$(952)

Net income / (loss)	$(2,646)	$4,641	$(5,500)	$5,936

Gain from repurchase of preferred shares	-	-	-	1,500

Net income / (loss) attributable to common stockholders	$(2,646)	$4,641	(5,500)	7,436

Earnings / (Loss) per common share, basic *	$(0.53)	$0.94	$(1.10)	$1.55

Earnings / (Loss) per common share, diluted *	$(0.53)	$0.94	$(1.10)	$1.51

Weighted average number of common shares, basic *	5,032,333	4,932,205	5,019,981	4,805,969

Weighted average number of common shares, diluted*	5,032,333	4,942,040	5,019,981	4,916,808

* Comparative figures were adjusted to give effect to the reverse stock split that became effective on November 2, 2020.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)

	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020

Net income / (loss)	$(2,646)	$4,641	$(5,500)	$5,936

Comprehensive income/ (loss)	$(2,646)	$4,641	$(5,500)	$5,936

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(Expressed in thousands of US Dollars)
	June 30, 2021	December 31, 2020**
ASSETS	(unaudited)

Cash and cash equivalents	$15,011	$21,378
Vessels, net	125,638	128,108
Other fixed assets, net	1,081	1,135
Other assets	8,058	7,233
Total assets	$149,788	$157,854

LIABILITIES AND STOCKHOLDERS' EQUITY

Long-term debt, net of unamortized deferred financing costs	$53,784	$57,666
Other liabilities	4,480	3,391
Total stockholders' equity	91,524	96,797
Total liabilities and stockholders' equity	$149,788	$157,854

* *The balance sheet data as of December 31, 2020 has been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA (CONTINUING AND DISCONTINUED OPERATIONS)

	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Cash provided by / (used in) Operating Activities	$(157)	$2,912	$(1,540)	$10,006
Net Cash provided by / (used in) Investing Activities	$(618)	$18,063	$(871)	$(23,209)
Net Cash provided by / (used in) Financing Activities	$(1,978)	$(3,113)	$(3,956)	$18,894

Dividend Policy – Quarterly Calculations
Our Board of Directors has adopted a variable quarterly dividend policy, pursuant to which we may declare and pay a variable quarterly cash dividend. If declared, the quarterly dividend is expected to be paid each February, May, August and November and  will be equal to available cash from operations during the previous quarter after cash payments for debt repayment and interest expense and reserves for the replacement of our vessels, scheduled drydockings, intermediate and special surveys and other purposes as our Board of Directors may from time to time determine are required, after taking into account contingent liabilities, the terms of any credit facility, our growth strategy and other cash needs as well as the requirements of Marshall Islands law. The declaration and payment of dividends is, at all times, subject to the discretion of our Board of Directors. Our Board of Directors may review and amend our dividend policy from time to time, in light of our plans for future growth and other factors.
In accordance with our dividend policy, and taking into account the above-listed factors, we expect to pay dividends only if during the preceding quarter Quarterly Cash Flow is positive and Quarter-End Excess Cash is also positive. As a general guideline, the amount of any such dividends is expected to be based on a pay-out ratio of the lower of i) Quarterly Cash Flow; and ii) Quarter-End Excess Cash. So long as our end of quarter outstanding debt exceeds our equity market capitalization our pay-out ratio is expected to be 50%. We will consider increasing the pay-out ratio gradually up to a maximum level of 90% that we may achieve when our end of quarter outstanding debt is less than 10% of our equity market capitalization. Quarter-End Excess Cash is defined as actual end of quarter Cash and Cash Equivalents over our Minimum Cash Threshold. Minimum Cash Threshold is defined as the sum of minimum liquidity pursuant to our loan agreements and $1.5 million per vessel. Our bank facilities currently require us to maintain minimum liquidity of $9.0 million.
Quarterly Cash Flow is equal to voyage and time charter revenues less voyage expenses, less vessel operating expenses, less general and administrative expenses, less - the greater of i) net interest expense and repayment of long-term bank debt or ii) fleet replacement reserves - and less maintenance reserves for our fleet.

We believe the above approach will ensure the sustainability of our Company and replacement of our fleet as during quarters where either Excess Cash is negative or Quarterly Cash Flow is negative, we will not pay dividends until Quarterly Cash Flow is positive and Excess Cash is also positive. Below are our calculations of Quarter-End Excess Cash and Quarterly Cash Flow for the second quarter of 2021.

DIVIDEND CALCULATIONS
(Expressed in thousands of U.S. Dollars)
For the three months ended June 30, 2021
Voyage and time charter revenues	$9,116
Less, Voyage expenses	$(5,079)
Less, Vessel operating expenses	$(2,901)
Less, General and administrative expenses	$(1,359)

Less, Greater of (I) or (II):
Interest and finance costs	$(454)
Plus, Repayment of long-term bank debt	$(1,978)
Total (I)	$(2,432)
Or
Replacement reserve (II)	$(1,714)

Less, Maintenance reserve	(438)
Quarterly Cash Flow (A)	$(3,093)

Cash and cash equivalents	$15,011
Less, Minimum Cash Threshold	$16,500
Quarter-End Excess Cash (B)	$(1,489)

Quarterly Cash Flow Test (A) >0, AND	Not eligible for dividend
Quarter-End Excess Cash Test (B) >0	Not eligible for dividend
Cash Available for Dividend, lower (A) or (B)	$-
Payout ratio	50%
Quarterly Dividend	$-

____________
(1)	General and administrative expenses, for the purpose of calculating dividends, exclude non-cash items.

(2)
Replacement reserves reflect the aggregate annual amount of cash that the Company retains to fund the replacement of each of its vessels. In addition to the replacement reserve retained and reinvested at a certain annual rate or equivalent debt repayment, the Company estimates at the specific expected replacement date to utilize funds from the proceeds of the scrap value of the vessels and the assumption of a modest level of debt to purchase the replacement vessel assuming such replacement is for a ten-year-old vessel at the ten-year historical mid-cycle value.

(3)
Maintenance reserves are based on an estimated cost for the drydock, intermediate and special surveys of the vessels in our fleet over the recurring statutory five-year survey period. They are used, instead of actual maintenance costs when incurred, for purposes of calculating the quarterly dividend to remove the additional cash flow variability during quarters that drydocks occur.